Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

GENERAL MANDATE TO ISSUE SHARES

GENERAL MANDATE TO ISSUE BONDS

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR, SHARE ISSUE MANDATE AND BOND ISSUE MANDATE, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 27 May 2015 at 9 a.m. is set out on pages 8 to 12 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

8 April 2015

CONTENTS

Page

DEFINITIONS	6

LETTER FROM THE BOARD	8
INTRODUCTION	8
PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR	9
GENERAL MANDATE TO ISSUE SHARES	9
GENERAL MANDATE TO ISSUE BONDS	10
ANNUAL GENERAL MEETING	11
RECOMMENDATIONS	12
VOTES TO BE TAKEN BY POLL	12

NOTICE OF ANNUAL GENERAL MEETING	1

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at 9 a.m. on 27 May 2015 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC

“AGM Notice”	the notice of the AGM as set out on pages 8 to 12 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“CNPC”	China National Petroleum Corporation, the controlling Shareholder of the Company, which holds 86.51% equity interests in the Company as of the date of this circular

“Company” or “the Company”	PetroChina Company Limited , a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Zhou Jiping (Chairman)	World Tower
Wang Dongjin (Vice Chairman)	16 Andelu
Yu Baocai	Dongcheng District
Shen Diancheng	Beijing 100011
Liu Yuezhen	PRC
Liu Hongbin
Chen Zhiwu*	Office Address:
Richard H. Matzke*	9 Dongzhimen North Street
Lin Boqiang*	Dongcheng District
Zhang Biyi*	Beijing 100007
PRC

*	Independent non-executive Directors

8 April 2015

To the Shareholders

Dear Sirs,

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

GENERAL MANDATE TO ISSUE SHARES

GENERAL MANDATE TO ISSUE BONDS

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposed election and appointment of Director, Share Issue Mandate (as defined below) and the Bond Issue Mandate (as defined velow) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

Mr. Liao Yongyuan tendered his resignation to the Board on 17 March 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect. Therefore, a Director shall be elected at the forthcoming AGM by the Shareholders of the Company. CNPC, the controlling Shareholder of the Company, recommended Mr. Zhao Zhengzhang to be the Director candidate.

The biographical details of the Director candidate are set out below:

Zhao Zhengzhang, aged 58, is a Vice President of the Company and concurrently the general manager of the Exploration and Production Branch of the Company and a deputy general manager of CNPC. Mr Zhao is a professor-level senior engineer and holds a master’s degree. He has over 30 years of working experience in China’s oil and gas industry. In June 1996, Mr Zhao was appointed as the deputy director of the New Zone Exploration Department of China National Petroleum Company. In November 1996, he was appointed as deputy director of the Exploration Bureau of China National Petroleum Company and director of the New Zone Exploration Department. In October 1998, Mr Zhao was appointed as deputy director of the Exploration Department of CNPC. In September 1999, he was appointed as a member of the Preparatory Group of Exploration and Production Branch of the Company. In December 1999, Mr Zhao was appointed as deputy general manager of Exploration and Production Company of the Company. In January 2005, he was appointed as senior executive and deputy general manager of Exploration and Production Company of the Company. In January 2006, he was appointed as the general manager of Exploration and Production Branch of the Company. In May 2008, Mr Zhao was appointed as a Vice President of the Company and the general manager of the Exploration and Production Branch of the Company. In August 2013, Mr Zhao was appointed to concurrently serve as the general manager of the Changqing Oilfield Company and the director of Changqing Petroleum Exploration Bureau. He has concurrently served as a deputy general manager of CNPC from July 2014.

As at the date of this announcement, the Director Candidate set out above (i) has not held any directorship in any other listed companies in the past three years; (ii) has no relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; or (iii) has no interest in the shares of the Company within the meaning of Part XV the Securities and Futures Ordinance.

There is no information on the Director Candidate to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 22 May 2014, a general mandate was given to the Board to issue Shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to renew the unconditional general mandate to the Board that during the period as permitted under the general mandate, to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company of not more than 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM and to make any proposals, enter into any agreements or grant any share options with this regard (the “Share Issue Mandate”). The Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the Share Issue Mandate.

LETTER FROM THE BOARD

The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares under the Share Issue Mandate, and is not required to convene class meetings of the Shareholders in respect of any issue of domestic shares under the Share Issue Mandate. However, notwithstanding the Board has been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares if such approval is required pursuant to the relevant PRC laws and regulations.

GENERAL MANDATE TO ISSUE BONDS

In order to satisfy operational and production needs, adjust debt structure, increase liquidity and reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional general mandate to the Board that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument.

The Board proposes to the Shareholders to generally and unconditionally authorise the Board at the AGM, to make specific arrangements with respect to the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to corporate bonds, short-term financing bonds, super and short-term financing bonds, medium-term notes, asset securitisation products and asset-backed securities, with outstanding balance of not more than RMB150 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and a maturity period of not more than 30 years, either under a single category with fixed term or a portfolio with different maturities (the “Bond Issue Mandate”). The Board and/or its authorized representatives is authorised to determine the specific terms and amount of the debt financing instruments with different maturities, depending on the regulatory requirements and market conditions. The debt financing instruments can be issued to the Shareholders by placing and the specific arrangement (including whether or not to make placing, the proportion of the placing and etc.) shall be determined by the Board and/or its authorized representatives based on the market conditions and issuance issues. The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company and/or finance the capital expenditure on project investments, and the specific use of proceeds shall be determined by the Board based on the fund needs of the Company.

LETTER FROM THE BOARD

The period of the Bond Issue Mandate starts from the passing of the special resolution at the AGM until the conclusion of the 2016 annual general meeting of the Company. If the Board and/or its authorized representative has determined to issue debt financing instruments within the period of the Bond Issue Mandate and the Company obtains approvals, permission or registration from relevant regulatory authorities within the same period, the Company then is allowed to complete the issuance within the period confirmed by such approvals, permission or registration.

ANNUAL GENERAL MEETING

The AGM will be held at 9 a.m. on 27 May 2015 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to approve, among other things, the proposed election and appointment of Director by way of ordinary resolution, and the proposed Share Issue Mandate and the proposed Bond Issue Mandate by way of special resolutions. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 8 to 12 of this circular.

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 18 May 2015 (Monday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 27 April 2015 to 27 May 2015 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

LETTER FROM THE BOARD

RECOMMENDATIONS

The Directors believe the proposed election and appointment of the Director candidate, the Share Issue Mandate and the Bond Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Zhou Jiping
Chairman